SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-12508

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THRIFT PLAN FOR EMPLOYEES OF S&T BANK

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

S&T BANCORP, INC.

800 PHILADELPHIA STREET

INDIANA, PA 15701

Financial Statements and Supplemental Schedule

Thrift Plan for Employees of S&T Bank

Years ended December 2010 and 2009

With Report of Independent Registered Public Accounting Firm

Thrift Plan for Employees of S&T Bank

Financial Statements and Supplemental Schedule

Years ended December 2010 and 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Retirement and Thrift Plan Committee

S&T Bank

We have audited the accompanying statements of net assets available for benefits of the Thrift Plan for Employees of S&T Bank as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of delinquent participant contributions and assets (held at end of year) as of December 31, 2010 are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States). In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Schneider Downs & Co., Inc.

Pittsburgh, PA

June 20, 2011

Thrift Plan for Employees of S&T Bank

Statements of Net Assets Available for Benefits

	December 31
	2010	2009
Cash	$21,807	$11,411
Investments:
Short-term investment funds	7,968,619	6,788,733
Mutual funds	38,664,677	33,253,744
S&T Bancorp, Inc. common stock	20,375,024	16,233,578

Total investments	67,008,320	56,276,055

Receivables:
Receivable from employees	—	14,490
Accrued interest and dividends	—	4,441

	—	18,931

Net assets available for benefits	$67,030,127	$56,306,397

See accompanying notes to the financial statements.

Thrift Plan for Employees of S&T Bank

Statements of Changes in Net Assets Available for Benefits

	Years ended December 31
	2010	2009

Additions
Contributions:
Employer	$1,086,567	$1,159,121
Employee—payroll	2,679,841	2,823,712
Employee—rollover	11,408	83,859

	3,777,816	4,066,692

Investment income:
Dividends	1,718,211	1,194,889
Net realized and unrealized appreciation in aggregate fair value of investments	9,289,613	—

	11,007,824	1,194,889

Total Additions	14,785,640	5,261,581

Deductions
Distributions to participants	(4,061,910)	(3,189,318)
Net realized and unrealized depreciation in aggregate fair value of investments	—	(8,936,004)

Total Deductions	(4,061,910)	(12,125,322)

Net increase (decrease)	10,723,730	(6,863,741)
Net assets available for benefits at beginning of year	56,306,397	63,170,138

Net assets available for benefits at end of year	$67,030,127	$56,306,397

See accompanying notes to the financial statements.

Thrift Plan for Employees of S&T Bank

Notes to Financial Statements

Years ended December 31, 2010 and 2009

1.	Description of the Plan

The following description of the Thrift Plan for Employees of S&T Bank (the Plan) provides only general information. For more complete information about the Plan, including participation, vesting and benefit provisions, refer to the Summary Plan Description, which can be obtained from S&T Bank (the Plan Sponsor and Employer).

General

The Plan is a defined contribution plan that covers all employees of S&T Bank and affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

The Plan was adopted effective May 1, 1984 and made retroactive to January 1, 1984 by the Plan Sponsor. As of January 1, 2010, the Employer amended and restated the Plan in its entirety to include amendments that were previously adopted to make various design changes to the Plan, including adding a matching contribution to the catch-up contribution, eliminating the after-tax contributions, permitting discretionary withdrawals for participants who have terminated employment with the Employer, adding an automatic enrollment safe harbor design feature and updated various administrative changes due to engaging a third party administrator and record keeper. This amendment and restatement also incorporated the changes made to the Plan to comply with the final regulations issued under Section 415 of the Internal Revenue Code (the Code), the Pension Protection Act of 2006 and the Heroes Earnings Assistance and Relief Tax Act of 2008.

Contributions

The Plan is a vehicle for accepting employee pre-tax and employer tax-deferred contributions. Participants determine the amount of their pre-tax cash contributions to the Plan up to 50% of their eligible compensation. Employer matching contributions are equal to 100% on the first 1% of compensation and 50% on the next 5% of compensation, not to exceed 3.5% of eligible compensation. Employer discretionary contributions are determined by the Board of Directors of the Plan Sponsor. The Plan does not allow employee after-tax contributions. Participants may also contribute amounts representing distributions from other qualified retirement plans. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Employer matching contributions on catch-up contributions are also determined by the Board of Directors of the Plan Sponsor.

The Plan provides for automatic enrollment of newly eligible employees and current eligible employees who have not previously made an election either to participate or not. Automatic pre-tax contributions are 6% of eligible compensation. Automatically enrolled employees can decline to participate or modify participation in accordance with the requirements of the Pension Protection Act of 2006.

Participants may elect to invest their contributions in one or more of the eleven available investment options or in one of five risk-based portfolios. The risk-based portfolios are comprised of varying allocations of the available investment options, which participants may select, based on their risk profile, ranging from conservative to aggressive. Employer matching contributions are invested in the same proportions. The Employer discretionary contributions are made to the investment option holding S&T Bancorp, Inc. common stock.

1.	Description of the Plan (continued)

Participants are permitted to transfer all balances in their accounts between investment options.

Participant Accounts

Individual accounts are maintained for each participant. Each participant’s account is credited with the participant’s contributions, Employer matching contributions and allocations of other Employer contributions and fund earnings, which are allocated based on the participant’s compensation and fund balances, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

For participants hired on or after January 1, 2008, 100% vesting in Employer matching contributions and Employer discretionary contributions and the earnings thereon will occur when the Participant completes two years of service with the Employer. Participants hired prior to January 1, 2008 are 100% vested in the Employer contributions.

Notes Receivable from Participants

The Plan does not provide for notes receivable from participants.

Payment of Benefits

Upon termination of service from the Employer, a participant may elect to receive a lump sum amount equal to the value of the participant’s vested interest in their account.

In addition, the Plan incorporated the rules regarding distributions which were mandated under the provisions of the final and temporary regulations issued under Section 401(a)(9) of the Code, and makes a lump sum distribution mandatory at age 70 1/2.

Retired participants may take partial distributions as frequently as once a quarter.

Terminated participants whose vested account balance is at least $1,000 but not more that $5,000 are subject to a mandatory rollover if the participant fails to make an affirmative election to either receive a lump sum payment or directly rollover the balance to an eligible plan. The participant’s account will be transferred to an individual retirement plan selected by the Thrift Plan Committee. Terminated participants whose vested account balance is less than $1,000 are subject to a mandatory lump sum distribution if the participant fails to make an affirmative election to either receive a lump sum payment or directly rollover the balance to an eligible plan.

1.	Description of the Plan (continued)

Forfeited Accounts

As of December 31, 2010 and 2009, participant forfeited accounts totaled $19,509 and $9,153, respectively. These forfeitures were used to reduce future Employer contributions. Also, in 2010, Employer contributions were reduced by $22,576 from forfeited nonvested accounts.

2.	Summary of Significant Accounting Policies

A summary of significant accounting policies consistently applied by management in the preparation of the accompanying financial statements follows:

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted n the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at estimated fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net realized and unrealized appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

2.	Summary of Significant Accounting Policies (continued)

The Fair Value Measurements and Disclosure Topic provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1—	Quoted prices for identical instruments in active markets.

Level 2—	Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are inactive; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term or the asset or liability.

Level 3—	Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The Plan Sponsor generally uses quoted market prices to determine fair value, and classifies such items in Level 1.

The asset’s and liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2010 and 2009.

Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and asked prices. Short-term investment funds and mutual funds are valued based on quoted market prices as of the end of the plan year.

2.	Summary of Significant Accounting Policies (continued)

The methods described above might produce a fair value calculation that might not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

Assets at Fair Value as of December 31, 2010

	Level 1	Level 2	Level 3
Cash	$21,807	—	—	$21,807
Money Market Fund	7,968,619	—	—	7,968,619
Mutual Funds:
Moderate Allocation	$7,083,011	—	—	$7,083,011
Intermediate-term Bond	7,923,965	—	—	7,923,965
Large Blend	7,649,119	—	—	7,649,119
Mid-cap Growth	6,036,518	—	—	6,036,518
Mid-cap Blend	5,655,014	—	—	5,655,014
Foreign Accounts	4,317,050	—	—	4,317,050

Total Mutual Funds	$38,664,677	—	—	$38,664,677
Common Stocks	$20,375,024	—	—	$20,375,024

Total Assets at Fair Value	$67,030,127	—	—	$67,030,127

Assets at Fair Value as of December 31, 2009

	Level 1	Level 2	Level 3	Total
Cash	$11,411	—	—	$11,411
Money Market Fund	6,788,733	—	—	6,788,733
Mutual Funds:
Moderate Allocation	$6,836,980	—	—	$6,836,980
Intermediate-term Bond	6,837,627	—	—	6,837,627
Large Blend	6,384,960	—	—	6,384,960
Mid-cap Growth	4,750,684	—	—	4,750,684
Mid-cap Blend	4,483,986	—	—	4,483,986
Foreign Accounts	3,957,919			3,957,919

Total Mutual Funds	$33,253,744	—	—	$33,253,744
Common Stocks	$16,233,578	—	—	$16,233,578

Total Assets at Fair Value	$56,287,466	—	—	$56,287,466

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

The Company evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the year ended December 31, 2010, there were no significant transfers in or out of levels 1, 2, or 3.

2.	Summary of Significant Accounting Policies (continued)

Payment of Benefits

Benefits are recorded when paid.

Operating Expenses

All expenses of maintaining the plan are paid by the Employer. Participants, however, pay fees for distributions from their accounts, for commissions on purchases and sales of S&T Bancorp, Inc. common stock, and for qualifications of domestic relations orders. The Participants pay these fees directly to the Plan’s third party administrator and record keeper, Mercer HR Services.

Recent Accounting Pronouncements

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements, to require new disclosure for fair value measurements and provide clarification for existing disclosure requirements. More specifically, this update will provide information about purchases, sales, issuances and settlements to be presented separately (i.e., present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. The new disclosures and clarifications are effective for annual reporting periods beginning after December 15, 2010. Plan administration is assessing the impact that the new requirements will have on its financial statements.

3.	Investments

During 2010 and 2009, the Plan’s investments (including investments purchased and sold, as well as held during the year) appreciated (depreciated) in fair value, as follows:

Net Appreciation (Depreciation)

In Fair Value

	2010	2009
Mutual Funds	$4,064,749	$6,840,652
S&T Bancorp, Inc.	$5,224,864	$(15,776,656)

Net Appreciation (Depreciation)	$9,289,613	$(8,936,004)

The following investments exceeded 5% or more of the Plan’s net assets available for benefits as of December 31, 2010 and 2009:

	December 31		December 31
	2010	2009	2010	2009
Investment	Shares		$
S&T Bancorp, Inc.	901,949	954,355	$20,375,024	$16,223,578
Federated Prime Obligations Fund	7,968,619	6,788,733	$7,968,619	$6,788,733
PIMCO Total Return Fixed Income Fund	730,319	633,054	$7,923,965	$6,836,979
Dodge & Cox Balanced Fund	100,869	106,813	$7,083,011	$6,839,215
Columbia Acorn Fund	199,951	192,491	$6,036,518	$4,750,684
Harbor International Fund	64,188	71,811	$3,886,580	$3,940,254
Vanguard Index 500 Fund	39,396	37,813	$3,769,413	$3,206,933
Selected American Large Cap Growth	93,690	85,316	$3,879,706	$3,178,027

4.	Transactions with Parties-in-Interest

Legal, accounting, and other administrative fees are paid by the Plan Sponsor. The Plan is administered by the Plan Sponsor. Mercer HR Services is the third party administrator and record keeper for the Plan; however the Plan Sponsor retains primary responsibility for administration. Mercer Trust Company (the Trustee) acts as trustee and safekeeping agent for the Plan.

At December 31, 2010 and 2009, respectively, the Plan held an aggregate of 901,949 and 954,355 shares of S&T Bancorp, Inc. common stock valued at $20,375,024 and $16,233,578.

At December 31, 2010 and 2009, respectively, the Plan held an aggregate of 236,725 and 228,914 shares of Stewart Capital Mid Cap Fund valued at $2,800,458 and $2,122,029. This fund is advised by Stewart Capital Advisors, LLC, a subsidiary of the Plan Sponsor.

5.	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated September 10, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter; however, the Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified, and the related trust is tax-exempt. The Plan Sponsor submitted a request for a determination of continued qualification under Section 401(a) of the Code on January 31, 2011.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2007.

6.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7.	Plan Termination

Although it has not expressed any interest to do so, the Plan Sponsor reserves the right to amend or discontinue the Plan. In the event of a termination of the Plan, plan assets would be used for the benefit of participants and their beneficiaries, as prescribed by law.

Supplemental Schedules

Thrift Plan for Employees of S&T Bank

EIN: 25-0776600        Plan Number: 002

Schedule H, Line 4(a)—Schedule of Delinquent Participant Contributions

For the Year Ended December 31, 2010

Participant Contributions Transferred Late to Plan	Total That Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under Voluntary Fiduciary Correction Program (VCFP) and Prohibited Transaction Exemption 2002-51
Check here If Late Participation Loan Repayments Are Included	Contributions Not Corrected	Contributions Corrected Outside National Family Caregiver Program	Contributions Pending Correction in VCFP

2010	—	—	—	$2,157

Thrift Plan for Employees of S&T Bank

EIN: 25-0776600        Plan Number: 002

Schedule H, Line 4(i)—Schedule of Assets

(Held at End of Year)

December 31, 2010

(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Number of Units or Shares Held		(e) Current Value

Cash Pending Investment	21,807	Units	$21,807
Federated Prime Obligations Fund	7,968,619	Units	$7,968,619
Mutual Funds:
Dodge & Cox Balanced Fund	100,869	Units	$7,083,011
Columbia Acorn Fund	199,951	Units	$6,036,518
PIMCO Total Return Fixed Income Fund	730,319	Units	$7,923,965
Selected American Large Cap Growth	93,690	Units	$3,879,706
Harbor International Fund	64,188	Units	$3,886,580
Vanguard Index 500 Fund	39,396	Units	$3,769,413
Vanguard Mid-Cap Index Fund	98,128	Units	$2,854,556
Stewart Capital Mid Cap Index Fund*	236,725	Units	$2,800,458
Oakmark International Small Cap Fund	29,956	Units	$430,470

Total Mutual Funds			$38,664,677

S&T Bancorp, Inc.*	901,949	Shares of Common Stock	$20,375,024

Total assets held at end of year			$67,030,127

*	Indicates party-in-interest to the Plan

SIGNATURES

The Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Thrift Plan for Employees of S&T Bank
June 20, 2011
/s/ Mark Kochvar
Mark Kochvar
Senior Executive Vice President &
Chief Financial Officer